UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

FORM 11-K

( √ ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED MARCH 31, 2006

— OR —

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_____________________

TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

Commission File Number 1-12833

TXU Corp.

ENERGY PLAZA, 1601 BRYAN STREET, DALLAS, TEXAS 75201-3411
(214) 812-4600

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

TABLE OF CONTENTS
Page
FINANCIAL INFORMATION
The following financial statements are furnished for the Plan:
Statements of Financial Condition at March 31, 2006 and 2005	1
Statements of Changes in Plan Equity for the years ended March 31, 2006, 2005 and 2004	2
Notes to Financial Statements	3
Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	7
SIGNATURE	8
EXHIBIT The following exhibit is filed herewith: Exhibit 23 Consent of Independent Registered Public Accounting Firm

(i)

TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

STATEMENTS OF FINANCIAL CONDITION

	March 31,
	2006	2005

Assets and Plan equity:

Investment in securities of participating company —
Common stock of TXU Corp., at fair value as determined by quoted market prices
(historical cost: 2006 — $11,421,782; 2005 — $17,141,683) (Note 3)	$41,579,146	$50,462,451

Dividends receivable	383,186	371,169

Interest receivable	413	326

Cash and cash equivalents	110,238	2,111,911

Total assets and Plan equity	$42,072,983	$52,945,857

See Notes to Financial Statements.

TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

STATEMENTS OF CHANGES IN PLAN EQUITY

	For the Plan Year Ended March 31, 2006	For the Plan Year Ended March 31, 2005	For the Plan Year Ended March 31, 2004
Additions to Plan equity:
Net investment income:
Dividends on common stock of TXU Corp.	$1,365,330	$949,886	$469,842
Interest	24,049	8,486	3,398
Net investment income	1,389,379	958,372	473,240

Realized and unrealized gains and losses:
Gain (loss) realized on sale of investments	8,184,753	1,606,264	(4,388,356)
Unrealized appreciation (depreciation) of investments (Note 3)	(3,163,404)	36,460,577	14,705,186
Net realized and unrealized gains and losses	5,021,349	38,066,841	10,316,830

Contributions and deposits (Note 4):
Participating employees' salary deferrals	—	2,052,540	2,076,825
Employer awards	—	3,319,095	3,935,464
Total contributions and deposits	—	5,371,635	6,012,289

Total additions	6,410,728	44,396,848	16,802,359

Deductions from Plan equity:
Distributions to participants	13,619,663	9,790,036	4,260,883
Distributions to the TXU Salary Deferral Program (Note 1)	170,206	503,785	1,453,094
Forfeitures distributed to employer companies	3,493,733	6,816,673	230,942
Total deductions (Note 5)	17,283,602	17,110,494	5,944,919

Net changes in Plan equity	(10,872,874)	27,286,354	10,857,440

Plan equity, beginning of year	52,945,857	25,659,503	14,802,063

Plan equity, end of year	$42,072,983	$52,945,857	$25,659,503

Se See Notes to Financial Statements.

TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The TXU Deferred and Incentive Compensation Plan (Plan) allowed elected officers of TXU Corp. (TXU or the Company) or a participating subsidiary of the Company (Participating Companies) with the title of Vice President or above to defer a percentage of their base salary not to exceed a maximum percentage determined by the Organization and Compensation Committee of the Board of Directors of the Company (the Committee) for each Plan year and, in any event, not to exceed 15% of the participant's base salary. The Participating Companies made awards equal to 150% of the deferred compensation. In addition, incentive awards were granted to certain participants as approved by the Committee. On November 19, 2004, the Plan was amended to cease additional salary deferrals and employer awards effective April 1, 2005.
A participant’s benefits under the Plan are provided through an irrevocable grantor trust, the assets of which are subject to the claims of the Company’s general creditors. Participating Companies provide the trust with funds equal to the amount credited to the participant’s account, and the trustee invests such funds in shares of common stock of the Company (Common Stock). The trustee uses any cash dividends received on Common Stock held in the trust to buy additional shares of Common Stock.

A participant’s deferred compensation, matching award and incentive award amounts were credited to the participant’s account under the Plan and were converted into performance units on the basis of the number of shares of Common Stock that could be purchased with such amounts as of the applicable date. Additional performance units are credited to a participant’s account, determined by multiplying the number of performance units in the participant’s account by the amount of any regular or special cash dividend declared on each share of Common Stock and dividing the product by the amount the trust paid for a share of such Common Stock.

On the expiration of the applicable maturity period (three years for incentive awards and five years for deferrals and matching awards, beginning on the first day of the Plan year in which the contributions were made) the value of the participant’s account is paid to the participant in cash. Effective August 17, 2001, the Plan was amended to provide an election that amounts otherwise maturing under the Plan be distributed to the TXU Salary Deferral Program, subject to its provisions, provided that the election is made at least twelve months before the amounts would otherwise mature under the Plan. In no event will a participant’s account be deemed to have a cash value less than the sum of the participant’s maturing salary deferrals plus interest on such amounts at 6% per annum. To the extent that the amounts maturing under the Plan combined with the participant’s other remuneration for such year exceed $1,000,000, the maturity period shall be extended. In the event a participant’s employment is terminated because of death or permanent and total disability, all amounts in the participant’s account shall mature immediately. In the event a participant’s employment is terminated by retirement, the participant will receive a distribution of his account at the end of the applicable maturity period. In the event a participant’s employment is terminated because of reasons other than death, permanent and total disability or retirement, all rights to amounts for maturity periods not yet completed shall be forfeited and revert to the Company (as Plan sponsor), except for participant deferrals plus 6% per annum interest on those amounts.

The Plan was amended effective January 1, 2005 to comply with the requirements of Section 409A of the Internal Revenue Code (Code) and guidance issued thereunder. Among other things, the amendment specifies that no distributions shall be made within six months following a specified employee’s termination from the Plan unless such amounts would have otherwise matured in accordance with Plan provisions.

In the event of a change in control of the Company: (i) forfeiture provisions and the provisions relating to recomputation upon termination during the Plan year are eliminated; (ii) amounts maturing within twelve months are to be paid within thirty days of the change in control; and (iii) amounts maturing more than twelve months from the change in control may, at the election of the participant, be paid on the first anniversary of the change in control or when such amounts would otherwise mature.

For the Plan years ended March 31, 2006, 2005 and 2004, the number of participants (current and former employees) with unmatured accounts were 44, 47 and 73, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting— The financial statements of the Plan are prepared under the accrual method of accounting.

Stock Split— In 2005, TXU Corp.’s board of directors declared a two-for-one stock split effected in the form of a 100 percent stock dividend. The stock split entitled each shareholder of record at the close of business on November 18, 2005, to receive one additional share for every outstanding share of common stock they held on that date. The additional shares resulting from the stock split were distributed on December 8, 2005. Share amounts for Common Stock for all Plan years presented reflect the two-for-one stock split.

Use of Estimates— The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Distributions to Participants— Distributions to participants are recorded when paid.

Expenses— All costs and expenses of the Plan and its administration, except expenses incurred in the acquisition or liquidation of investments, are paid by the Participating Companies.

3.	PLAN INVESTMENT

The historical cost, fair value and cumulative unrealized appreciation (depreciation) of investments in TXU Corp. Common Stock as of March 31, 2006, 2005 and 2004 were as follows:

March 31,	Per Share Value	Number of Shares	Historical Cost	Fair Value	Cumulative Unrealized Appreciation (Depreciation)

2006	$44.760	928,935(a)	$ 11,421,782	$ 41,579,146	$ 30,157,364

2005	$39.815	1,267,424(b)	$ 17,141,683	$ 50,462,451	$ 33,320,768

2004	$14.330	1,777,414(c)	$ 28,610,157	$ 25,470,348	$ (3,139,809)

______________________________

(a) Represented 0.2016% of the outstanding shares of common stock of TXU Corp. (460,752,849 at March 31, 2006).
(b) Represented 0.2643% of the outstanding shares of common stock of TXU Corp. (479,510,760 at March 31, 2005).
(c) Represented 0.2743% of the outstanding shares of common stock of TXU Corp. (648,003,812 at March 31, 2004).

The investment in Common Stock is stated at fair value based upon the last reported market price on recognized exchanges on the last business day of the Plan year.  The historical cost basis of the Common Stock is first-in first-out and realized gains and losses are calculated using average cost.

The Plan’s investment in Common Stock is subject to various risks related to, among other things, interest rates, credit and overall market volatility. Therefore, it is reasonably possible that changes in the value of the Common Stock will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

During the Plan year ended March 31, 2005, 17,204 shares were sold to an affiliated benefit plan of the Company for $351,607. During the Plan year ended March 31, 2004, 41,512 shares were sold to the affiliated benefit plan for $449,516. The share prices used were determined based on the sales prices for similar shares sold by the Company during the same timeframes.

4.	PLAN CONTRIBUTIONS

On November 19, 2004, the Plan was amended to cease additional salary deferrals and employer awards effective April 1, 2005. Participating employees' salary deferrals and employer awards for the years ended March 31, 2005 and 2004 were as follows:

Participating Companies	Participating Employees’ Salary Deferrals	Contributions by Participating Companies	Total Contributions

April 1, 2004 - March 31, 2005:
TXU Corp.	$345,000	$647,911	$992,911
TXU US Holdings Company	844,405	1,287,610	2,132,015
TXU Business Services Company and others	863,135	1,383,574	2,246,709
Total	$2,052,540	$3,319,095	$5,371,635

April 1, 2003 - March 31, 2004:
TXU Corp.	$142,500	$437,682	$580,182
TXU US Holdings Company	1,135,302	2,017,219	3,152,521
TXU Business Services Company and others	799,023	1,480,563	2,279,586
Total	$2,076,825	$3,935,464	$6,012,289

5.	PLAN DEDUCTIONS

Amounts contributed to the Plan (including earnings thereon) mature on March 31 of the applicable maturity period. Deductions from the Plan were as follows.

Plan Year Ended March 31,	Net Proceeds Upon Sale of Associated Assets (Common Stock)	Company Contribution to Meet Minimum Distribution Requirement	Total Distributions of Matured Deferrals and Awards	Distributions to Terminated Participants (a)(b)	Number of Terminations	Forfeitures Related to Terminations(c)	Total Distributions and Forfeitures

2006	$13,013,869	$—	$13,013,869	$776,000	3	$3,493,733	$17,283,602

2005	$6,837,367	$240,285	$7,077,652	$3,216,169	18	$6,816,673	$17,110,494

2004	$4,459,978	$820,223	$5,280,201	$433,776	9	$230,942	$5,944,919
______________________________

(a) Employee deferral plus 6% per annum interest (See Note 1).
        (b) In accordance with the American Institute of Certified Public Accounting Audit and Accounting Guide related to employee benefit plans, the Plan does not reflect as liabilities
            $219,820 at March 31, 2006 and $469,038 at March 31, 2005 of distribution amounts allocated to accounts of persons who had elected to withdraw from the Plan subsequent to those dates.
        (c) Does not include estimated forfeitures of $1,507,730 or actual forfeitures of $1,556,639 for participants terminated during Plan years for 2006 and 2005, respectively, which are required to be repaid to employer companies after the Plan year-end.

6.	FEDERAL INCOME TAXES

The Company intends and has been advised that the Plan does not meet the requirements of a tax-qualified plan under Code Section 401(a); the trust established thereunder is not exempt from federal income taxes under Section 501(a) of the Code; and the Company will be provided a corresponding federal income tax deduction for the amount of income recognized by the participant by reason of distributions under the Plan.

Based on the Code and regulations promulgated thereunder as currently in effect:

(a)
A participant's elective deferrals under the Plan, employer awards and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

(b)
Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not included in the participant’s income until paid or otherwise made available to the participant.

(c)	Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

7.	PLAN TERMINATION

The Company’s Board of Directors may amend, terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants, but no amendment or modification of the Plan for any reason may diminish any participant’s account as of the effective date thereof. Upon Plan termination, all amounts credited to a participant’s account shall be deemed to have matured, as described in the Plan document.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Organization and Compensation Committee,
TXU Deferred and Incentive Compensation Plan:

We have audited the statements of financial condition of the TXU Deferred and Incentive Compensation Plan (the “Plan”) as of March 31, 2006 and 2005, and the related statements of changes in plan equity for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at March 31, 2006 and 2005 and the changes in plan equity for each of  the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
June 23, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee of the Board of Directors of TXU Corp. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                    TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                By /s/ Riz Chand_______________
               Riz Chand
                       Senior V.P. of Human Resources

June 23, 2006

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